FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 January 2013

FORMER US DEPUTY ATTORNEY GENERAL
JOINS HSBC BOARD

James Brien Comey, Jr. (52), former United States Deputy Attorney General, has been appointed a Director of HSBC Holdings plc with effect from 4 March 2013. He will be an independent non-executive Director and a member of the Financial System Vulnerabilities Committee.

Jim Comey is a Senior Research Scholar and Hertog Fellow on National Security Law at Columbia University Law School in New York. From 2010 to 2013, he was General Counsel of Bridgewater Associates, LP and, from 2005 to 2010, Senior Vice President and General Counsel of the Lockheed Martin Corporation. From 2003 to 2005, he served as United States Deputy Attorney General and was responsible for supervising the operations of the Department of Justice and chaired the President's Corporate Fraud Task Force. From 2002 to 2003, Mr. Comey was United States Attorney for the Southern District of New York and supervised the prosecution of executives on fraud and securities related charges and created a specialised unit to prosecute international drug cartels.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "We are delighted to welcome Jim as a non-executive Director and a member of our new Financial System Vulnerabilities Committee. His experience and expertise gained from both public and private sector roles at the highest level will add a further dimension to the governance capabilities of the Board."

Mr. Comey's appointment will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2016 Annual General Meeting. The Directors have determined that Mr. Comey is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Mr. Comey's judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary information:
As a non-executive Director Mr. Comey will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. Mr. Comey will also receive a fee of £30,000 per annum as a member of the Financial System Vulnerabilities Committee as approved by the Directors in January 2013.

Mr. Comey does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

No shareholder is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company.

There are no matters relating to the appointment of Mr. Comey that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Media enquiries to Heidi Ashley on +44 (0) 20 7992 2045 or at heidi.ashley@hsbc.com

Notes to editors:

1. Brief biography of Mr. James Comey (B.S., J.D.)
Mr. Comey is a Senior Research Scholar and Hertog Fellow on National Security Law at Columbia University Law School in New York. He recently stepped down as General Counsel of Bridgewater Associates, LP and was, from 2005 to 2010, Senior Vice President and General Counsel of the Lockheed Martin Corporation. From 2003 to 2005, Mr. Comey served as United States Deputy Attorney General and was responsible for supervising the operations of the Department of Justice and chaired the President's Corporate Fraud Task Force.

Prior to becoming United States Deputy Attorney General, Mr. Comey was United States Attorney for the Southern District of New York. From 1996 to 2001, Mr. Comey served as Managing Assistant United States Attorney in charge of the Richmond Division of the United States Attorney's office for the Eastern District of Virginia. He is married with 5 children and lives in the USA.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, Sir Simon Robertson† and J L Thornton†.

† Independent non-executive Director

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 30 January 2013